Exhibit 99.1

July 16, 2021

VIA FEDEX

Mr. Steven Sonnenstein

Chairman of the Board

Landmark Infrastructure Partners LP

400 Continental Blvd., Suite 500

El Segundo, CA 90245

Dear Members of the Board of Directors:

Verde Investments, Inc. (“Verde”, “we”, “us” or “our”) holds an 8.2% ownership stake in Landmark Infrastructure Partners LP (“Landmark” or the “Company”), making us one of Landmark’s largest unitholders. We write to inform you of our proposal to acquire, through one or a series of all-cash transactions, substantially all of the assets of the Company. If our proposal is consummated, holders of Landmark’s common units not already owned by Verde and its affiliates would receive $13.50 per common unit in cash. In light of our substantial equity stake in Landmark, we are required to make the existence and contents of this letter public.

We believe our proposal is superior from a financial point of view for Landmark’s unitholders as compared to the proposal (the “Colony Proposal”) to purchase the Company’s assets for reported consideration of $13.00 per Landmark common unit previously made by insider Digital Colony Acquisitions, LLC, an affiliate of Landmark Infrastructure Partners GP LLC and Digital Colony Management, LLC (“Colony”).1 Our proposal represents a meaningful cash premium over the consideration offered in the non-binding Colony Proposal. Additionally, we would not require any third-party financing in order to transact under our proposal, and any definitive transaction documentation would not include a financing condition.

We understand the Conflicts Committee (the “Committee”) of the Company’s Board of Directors (the “Board”) is currently evaluating the Colony Proposal. As prescribed by the Company’s Agreement of Limited Partnership, the Committee’s determination whether to approve such transaction is to be made in good faith. The importance of the Committee carrying out this mandate carefully and with due regard for applicable Delaware decisional law interpreting this standard of care cannot be overstated. Simply put, the Committee’s work represents a central structural safeguard for Landmark unitholders in Colony’s proposed insider deal, and the Committee is required to complete its work responsibly and on an informed basis. As part of its deliberative process, we believe the Committee must take into account Verde’s proposal.

With that in mind and in order to maximize value for Landmark’s unitholders, we request that representatives of the Conflicts Committee and/or the Board immediately enter into discussions with us concerning our proposal. We firmly believe our proposal is in the best interest of the Company and Landmark unitholders unaffiliated with Colony.

Although our proposed per common unit consideration already represents a meaningful premium to the Colony Proposal, we expect we could make our price even higher depending on the findings of our confirmatory due diligence. Though we have not yet had occasion to examine Landmark’s non-public information, we have reviewed extensive publicly available information regarding the Company and are encouraged by what we have learned to date. As a result of the fact that we have already undertaken this “outside-in” due diligence investigation, we anticipate that we will be able to swiftly conduct our confirmatory due diligence in support of the transaction we propose. We have also analyzed the relevant regulatory approval considerations in connection with our proposal and are confident that all necessary approvals can be obtained in a timely fashion.

[1]	See Landmark Infrastructure Partners LP, Current Report on Form 8-K, filed on June 2, 2021.

We are prepared to explore the best and most expeditious path forward for both Landmark and Verde, and we are committed to remaining flexible in developing a mutually attractive transaction structure. We expect our value-maximizing proposal for the benefit of Landmark’s public unitholders contained in this letter to be given the due consideration it merits. We are enthusiastic about pursuing a transaction with Landmark and look forward to hearing from you soon.2

Very truly yours,

VERDE INVESTMENTS, INC.

By:	/s/ Ernest C. Garcia II
Ernest C. Garcia II
President

[2]	We note that this letter is a summary and does not contain all of the material terms and conditions that must be agreed upon before Verde can reach a binding definitive agreement with Landmark.

2